                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.    )*

                          NEXTEL COMMUNICATIONS, INC.

                               (Name of Issuer)

                             Class A Common Stock

                        (Title of Class of Securities)

                                   65332V103

                                 (CUSIP Number)

                                  May 27, 1999

            (Date of Event Which Requires Filing of this Statement)

                            Robert A. Eshelman, Esq.
                     General Counsel, Finance & Operations
                             Microsoft Corporation
                               One Microsoft Way
                         Redmond, Washington 98052-6399
                                 (425) 882-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [_] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5
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
-------------------------------------------------------------------------------
CUSIP No.: 65332V103
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Microsoft Corporation
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   91-1144442
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]

                                                            (b) [_]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   State of Washington
-------------------------------------------------------------------------------
                                   5  SOLE VOTING POWER
                                      16,666,667
NUMBER OF SHARES                   --------------------------------------------
  BENEFICIALLY                     6  SHARED VOTING POWER
   OWNED BY                           -0-
     EACH                          --------------------------------------------
   REPORTING                       7  SOLE DISPOSITIVE POWER
    PERSON                            16,666,667
     WITH                          --------------------------------------------
                                   8  SHARED DISPOSITIVE POWER
                                      -0-
-------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,666,667. On May 27, 1999, Microsoft Corporation ("Microsoft")
           purchased 16,666,667 shares of Class A Common Stock (the "Shares") of
           Nextel Communications, Inc. ("Nextel") pursuant to the terms and conditions of an Investment Agreement between the parties dated as of
           May 7, 1999 (the "Agreement"). Pursuant to the Agreement, Microsoft
           is subject to certain transfer and other restrictions regarding the
           Shares for a period ending August 31, 2001 (the "Restriction
           Period"). The Restriction Period is subject to extension or earlier termination upon the happening of certain events specified in the
           Agreement.
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.99%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

                                       2
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Item 1.

          (a)  Name of Issuer: Nextel Communications, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               2001 Edmund Halley Drive
               Reston, VA 20191

Item 2.

          (a)  Name of Person Filing:  Microsoft Corporation

          (b)  Address of Principal Business Office:

               One Microsoft Way
               Redmond, Washington  98052-6399

               Attention:    General Counsel, Finance and Operations

          (c)  Citizenship:    State of Washington

          (d)  Title of Class of Securities:  Class A Common Stock

          (e)  CUSIP Number:  65332V103

Item 3.   Not Applicable.

Item 4.   Ownership

          (a) Amount Beneficially Owned: 16,666,667. On May 27, 1999, Microsoft Corporation ("Microsoft") purchased 16,666,667 shares of Class A Common Stock (the "Shares") of Nextel Communications, Inc. ("Nextel") pursuant to the terms and conditions of an Investment Agreement between the parties dated as of May 7, 1999 (the "Agreement"). Pursuant to the Agreement, Microsoft is subject to certain transfer and other restrictions regarding the Shares for a period ending August 31, 2001 (the "Restriction Period"). The Restriction Period is subject to extension or earlier termination upon the happening of certain events specified in the Agreement.

          (b)  Percent of Class:  5.99%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote    16,666,667

               (ii)   shared power to vote or to direct the vote      -0-

               (iii)  sole power to dispose or to direct the disposition of

                      16,666,667

               (iv)   shared power to dispose or to direct the disposition of

                      -0-.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of a Group

         Not Applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                    [Remainder of page intentionally blank]

                                       4
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       June 4, 1999

                                       MICROSOFT CORPORATION


                                       By   /s/ Robert A. Eshelman
                                       ----------------------------------
                                       Robert A. Eshelman
                                       General Counsel, Finance & Operations

                                  Page 5 of 5